EXHIBIT 10.2
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 1st day of April, 2008 (the “Effective Date”), by and between Continental Casualty Company, an Illinois insurance company (the “Company”), and Jonathan D. Kantor (“Executive”);
WITNESSETH:
     WHEREAS, the Company wishes to continue to employ Executive as Executive Vice President, General Counsel and Secretary of the Company and of such other of the affiliates or subsidiaries of the Company as the CEO (as defined below) shall in his discretion determine (collectively the “CNA companies’), with senior management level responsibility for the Law Department of the Company, and Executive wishes to accept and agree to such employment under the terms and conditions set forth hereinbelow.
     NOW, THEREFORE, in consideration of the foregoing premises and the promises and covenants herein, the parties hereto agree as follows:
     1. Employment Term. Executive’s term of employment under this Agreement shall be for the period commencing on April 1, 2008 (“Effective Date”) and ending on June 30, 2011, or such earlier date as of which Executive’s employment is terminated in accordance with Section 6 hereof (said period the “Term”). The covenants set forth in Sections 7, 8, 9, 10, 11, 12, 13, and 14 shall survive the employment term of this Agreement.
     2. Duties of Executive.
     (a) Executive shall perform the duties and responsibilities of an Executive Vice President, General Counsel and Secretary (hereinafter “GC”) of the CNA companies as defined and directed by the Company’s Chief Executive Officer (hereinafter “CEO”). Executive shall report to the CEO. Executive may be elected to and shall serve as a member of the Board of Directors of one or more of the CNA companies, and if so elected Executive agrees to serve on such boards in such capacity without additional compensation and Executive further agrees to resign any such position on such Boards upon the termination of his employment with the Company for any reason; provided, however, that nothing in this Agreement shall require that any CNA companies elect Executive to its board of directors. Executive has also been elected as an executive officer of CNA Financial Corporation (“CNAF”), a public company that is the indirect parent of the Company, and Executive agrees to serve in such capacity for the term of this Agreement without additional compensation; provided, however, that nothing in this Agreement shall require that CNAF maintain Executive in any such position.
     (b) Executive shall diligently and to the best of his abilities continue to assume, perform, and discharge the duties and responsibilities of Executive Vice President, GC, as well as such other specific duties and responsibilities as the CEO shall assign or designate to Executive from time to time not inconsistent with Executive’s status. Executive shall devote substantially all of his working time to the performance of his duties as set forth herein and shall not, without the prior written consent of the CEO, accept other employment or render or perform other services, nor shall he have any direct or indirect ownership interest in any other business which is in competition with the business of the Company or the CNA companies, other than in the form of publicly traded securities constituting less than five percent (5%) of the outstanding securities of a corporation (determined by vote or value) or limited partnership interests constituting less than five percent (5%) of the value of any such partnership. The foregoing shall not preclude Executive from engaging in charitable, professional, and personal investment activities, provided that, in the judgment of the CEO, such activities do not materially interfere with the performance of his duties and responsibilities hereunder.
     3. Compensation.
     (a) During the Term, the Company shall pay to Executive for the period he is employed by the Company hereunder, an annual base salary of $800,000.00 (the “Base Compensation”). The Base Compensation shall be payable not less frequently than in monthly increments. At the discretion of the CEO and/or the Compensation Committee (the “Committee”) of CNAF’s Board of Directors, such salary rate may be increased annually during the term of the Agreement, based on market considerations, responsibilities and performance. In no event shall Executive’s salary rate be reduced to an amount that is less than the amount specified in this Section 3(a) without Executive’s written consent, or to an amount that is less than the amount that he was previously receiving without Executive’s written consent.

     (b) The Executive shall be eligible for an annual incentive cash award (“Bonus”) pursuant to the CNA Financial Corporation 2000 Incentive Compensation Plan (the “Plan”). Subject to the approval of the Committee, the Executive’s maximum Bonus opportunity thereunder shall not exceed 200% of Executive’s annual Base Compensation for each twelve month bonus period. In no event shall the maximum Bonus opportunity be reduced without the Executive’s written consent. The amount of the Bonus shall be based on the Committee’s assessment in its sole discretion of Executive’s performance and the Net Operating Income goals set annually by the Committee, and shall be determined and payable in accordance with the terms of the Plan as set forth in the Plan documents. Provided, further, that the Committee shall have unlimited negative discretion under the Plan to decrease the amount of Executive’s Bonus for any year.
     (c) Subject to the approval of the Committee, Executive shall be eligible to receive a long-term incentive cash award, in accordance with the terms of the Plan, as may be in effect during the Term or such other long term incentive plan as the Company may from time to time adopt for its senior officers. The Executive’s target long-term incentive cash award shall be thirty percent (30%) of his Base Compensation during the three-year performance period as determined by the Company and/or the Committee. In no event shall the target award be reduced without the Executive’s written consent. Actual payout of the long-term incentive cash award may range from 0% to 200% of target, based on the Company’s overall business results and performance as determined by the Committee in its sole discretion, subject to the terms of the Plan.
     (d) Subject to the approval of the Committee, Executive shall be awarded a minimum grant of 30,000 stock appreciation rights paid in stock (“SARs”) of CNA Financial Corporation (“CNAF”) common stock or equivalent stock options annually during the term of Executive’s employment under this Agreement. Such annual grant may be increased at the recommendation of the CEO and upon approval of the Committee, subject to share availability. Executive’s rights with respect to shares awarded hereunder shall be subject to the terms of the Plan, share availability and approval by the Committee.
     (e) Subject to the approval of the Committee and the following conditions, Executive shall be awarded a retention bonus (the “Retention Bonus”) of $800,000, of which amount 50% shall be payable on June 30, 2009 (the “First Payment Date”) and the other 50% on June 30,

2010 (the ”Second Payment Date”). Executive shall not receive any unpaid portion of the Retention Bonus if he voluntarily terminates his employment as provided in Section 6.4 of this Agreement prior to either Payment Date, or if he is terminated for Cause by the Company as provided for in Section 6.2 of this Agreement prior to either Payment Date. If Executive’s employment is terminated by the Company Without Cause, or if he terminates his employment for Good Reason as provided for in Section 6.3 of this Agreement, then the payment dates for any unpaid portion of the Retention Bonus shall be accelerated to the date of such termination.
     (f) For avoidance of doubt respecting awards to Executive under Section 3(b), 3(c) and 3(d) hereof, the provisions of the Plan relating to the deferral of payments to satisfy Section 162(m) of the Internal Revenue Code of 1986 (“Code”) or any successor provision shall apply. The Company will defer until the first tax year in which it reasonably anticipates, or should reasonably anticipate, that deductibility is not limited by said Section 162(m) the payment of all compensation to which Executive is entitled under this Agreement and/or the Plan which the Company reasonably anticipates would be non-deductible under said Section 162(m) or any successor provision with respect to deductibility of executive compensation if paid in the tax year in which it would otherwise be payable; provided that such amounts shall in any event be paid not later than the period beginning on the date on which Executive separates from service (as defined in Section 409A of the Code) and ending on the later of the last day of the year in which the Executive separates from service or the fifteenth day of the third month following the separation from service; and provided further, that if any payment is deferred pursuant to this Section 3(f) until after Executive has separated from service and Executive is a specified employee as defined in Section 409A on the date of the separation from service, the preceding proviso shall be applied by substituting the day that is six months after Executive’s separation from service for the date of separation from service.
     (g) Executive’s pensionable earnings under the CNA Retirement Plan, the CNA Supplemental Executive Retirement Plan (“SERP”), the Savings & Capital Accumulation Plan (“S-CAP”), and the CNA Supplemental Savings & Capital Accumulation Plan (“SES-CAP”) will be calculated and payable as specified in the respective plan documents, as amended from time to time, and also subject to the requirements of any other applicable laws or regulations as interpreted by the Company. Any deferral elections available to Executive with respect to such pensionable earnings shall be made prior to the beginning of the year in which any amounts subject to such elections are earned.

     (h) All payments due under this Agreement shall be subject to withholding or deferral as required by law.
     4. Other Benefits. Executive shall be entitled to continue to participate in the various benefit plans, programs or arrangements established and maintained by the Company from time to time and applicable to senior executives of the Company such as, but not by way of limitation, medical benefits, dental benefits, life insurance, long-term disability insurance, both qualified and supplemental defined contribution plans, and to receive all fringe benefits made available to senior executives of the Company, including relocation assistance, club membership, and tax return preparation. Executive’s entitlement to participate in any such plan, program or arrangement shall, in each case, be subject to the terms and conditions of the Company’s policies with regard to such plans, programs or arrangements as adjusted by the Company from time to time in its sole discretion. Executive shall not be eligible for paid time off (“PTO”) under the Company’s PTO policy. In the event of termination of employment, Executive’s severance shall be determined solely in accordance with Section 6 hereof.
     5. Expense Reimbursement. Executive shall continue to be entitled to reimbursement by the Company for all reasonable and customary travel and other business expenses incurred by Executive in carrying out his duties under this Agreement, in accordance with the general travel and business reimbursement policies adopted by the Company as adjusted from time to time. Executive shall report all such expenditures not less frequently than monthly accompanied by adequate records and such other documentary evidence as required by the Company or by Federal or state tax statutes or regulations governing the substantiation of such expenditures.
     6. Termination of Employment. If Executive’s employment with the Company shall terminate during the term of this Agreement, the following conditions set forth herein shall apply with respect to the Executive’s compensation and benefits hereunder. Either party may terminate Executive’s employment with the Company during the term of this Agreement by written notice to the other party, effective as of the date specified in such notice and Executive’s employment shall automatically terminate in the event of Executive’s death. Upon termination of Executive’s employment during or at the end of the term of this Agreement, the rights of the parties under this Agreement shall be determined pursuant to this Section 6. All payments to be made hereunder shall be made either to Executive or to his personal representatives, heirs or beneficiaries, as the case may be. In the event of Executive’s termination during the term of this Agreement, unless otherwise specified in this Agreement Executive’s rights, if any, under any of the Company’s defined contribution, benefit, incentive or other plans of any nature shall be governed by the respective terms of such plans.
     6.1 Death and Disability. In the event of the death of Executive or, at the Company’s election, in the event of his Permanent Disability (as defined below) during the term of this Agreement, provided it has not already terminated, Executive’s employment shall terminate; provided, however, that:
     (a) The Company shall pay to Executive or his personal representatives, heirs or beneficiaries as the case may be, an amount equal to his: (i) unpaid base salary and current year’s Bonus calculated at 150% of base salary and CNA long-term incentive cash award prorated to the date of termination; (ii) any previous year’s unpaid Bonus based upon actual or discretionary payouts, if any; and (iii) unpaid cash entitlements, if any, earned by Executive or payable to his beneficiaries as of the date of termination which, pursuant to the terms of any applicable Company plan or program (which unpaid cash entitlements shall not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Incentive Compensation Plan), accrued prior to the date of termination.
     (b) For purposes of this Agreement, the term “Permanent Disability” means a physical or mental condition of Executive which, as determined by the CEO based on and consistent with available medical information, is expected to continue beyond 26 weeks and which renders Executive incapable of performing any substantial portion of the services contemplated hereunder with reasonable accommodation compatible with the fulfillment of his duties as described in Section 2 hereinabove.
     6.2 Termination for Cause by the Company. In the event that Executive shall engage in any conduct which the CEO in his sole discretion shall determine to be “Cause,” as defined herein, he shall be subject to termination forthwith. For purposes of this Agreement, Cause shall mean engaging in or committing: (i) any act which would constitute a felony or other act involving fraud, dishonesty, moral turpitude, unlawful conduct or breach of fiduciary duty; (ii) a substantial breach of any material provision of this Agreement; (iii) a willful or reckless material misconduct in the performance of the Executive’s duties; or (iv) the habitual neglect of duties;

provided however, that, for purposes of clauses (iii) and (iv), Cause shall not include any one or more of the following: bad judgment, negligence or any act or omission believed by the Executive in good faith to have been in or not opposed to the interest of the Company (without any intent by the Executive to gain, directly or indirectly, a profit to which he was not legally entitled). If the Executive agrees to resign from his employment with the Company in lieu of being terminated for Cause, he may be deemed to have been terminated for Cause for purposes of this Agreement.
     Upon terminating the Executive for Cause, other than paying the Executive within 30 days of such termination his: (i) unpaid base salary prorated to the date of termination and (ii) unpaid cash entitlements, if any, earned and accrued pursuant to the terms of any applicable Company plan or program (which unpaid cash entitlements shall not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Incentive Compensation Plan) prior to the date of the date of termination, the Company shall have no further obligations whatsoever to Executive under this Agreement. In the event of termination for Cause, Executive agrees to continue to be bound by the covenants set forth herein at Sections 7 through 13, subsequent to the date of such termination for such periods of time as provided for in said Sections respectively.
     6.3 Termination by the Company Without Cause / Termination by Executive for Good Reason. In the event Executive’s employment is terminated by the Company “Without Cause” (as that term is defined hereinbelow), or in the event Executive terminates his employment for “Good Reason” (as that term is defined hereinbelow):
     (a) The Company shall pay to Executive severance consisting of an amount equal to $3,600,000. The severance shall be paid over two (2) years in equal monthly installments following such termination. The Company shall also pay the Executive within 30 days of his termination: (i) his unpaid base salary, prorated to the date of termination and (ii) unpaid cash entitlements, if any, earned and accrued pursuant to the terms of any applicable Company plan or program prior to the date of the date of termination (which unpaid cash entitlements under this Section 6.3(a)(ii) shall not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Plan for the year in which such termination occurs). Executive agrees to be bound by the covenants set forth herein prior to, as of and subsequent to the termination date. In addition, Executive shall continue to participate, at the active employee rates, in such health benefits plans in which he is enrolled throughout the term of the payments set forth in this Section 6.3(a), up to a maximum of 18 months, with said period of participation to run concurrently with any period of COBRA coverage to which Executive may be entitled. To the extent such health benefit coverage extends beyond the aforesaid period of COBRA coverage, and to the extent that in such case the difference between the premium paid by Executive for participation in such health benefit plans and the premium that would be payable by an employee receiving COBRA coverage constitutes taxable income to Executive, and deferred compensation, subject to Section 409A of the Code Executive shall not receive any payment or other benefit in lieu of such coverage. Other than as set forth in this Section 6.3 (a), the Company shall have no further obligations to Executive under this Agreement in the event of a termination of Executive’s employment by the Company Without Cause or any termination of Executive’s employment by Executive.
     (b) “Good Reason” as set forth herein is defined as a reduction in the rate of Executive’s base salary, annual incentive maximum opportunity or long-term incentive cash target compensation, a required relocation of his personal residence to another geographical area outside of the geographical area where Executive’s personal residence is currently located without Executive’s consent, a change in Executive’s direct reporting relationship to the CEO or other involuntary loss of position as described herein (other than as a result of a termination by the Company for Cause) or a material diminution in Executive’s duties and responsibilities without Executive’s consent.
     (c) “Without Cause” as set forth herein is defined as a termination of the Executive’s employment by the Company for any reason not described in subsections 6.1 and 6.2.
     Any term or provision in this Agreement to the contrary notwithstanding, the timing and other conditions of any severance or other payments to be made under this Agreement shall be subject to the requirements of all applicable laws and regulations, whether or not they are in existence or in effect when this Agreement is executed by the parties hereto. In the event of any termination of employment as described in this Section 6.3, Executive agrees to continue to be bound by the covenants set forth herein at Sections 7 through 13 subsequent to the date of such termination for such periods of time as provided for in said Sections respectively.
     6.4 Voluntary Resignation by Executive. In the event that Executive’s employment is voluntarily terminated by Executive other than pursuant to subsection 6.3 or as a direct result of his death or Permanent Disability (as described in subsection 6.1), the Company shall have no further obligations to Executive under this Agreement other than paying the Executive within 30 days of such termination his: (i) unpaid base salary prorated to the date of termination and (ii) unpaid cash entitlements, if any, earned and accrued pursuant to the terms of any applicable Company plan or program (which unpaid cash entitlements shall not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Plan) prior to the date of termination. In the event of termination of employment as described in this Section 6.4, Executive agrees to continue to be bound by the covenants set forth herein at Sections 7 through 13 subsequent to the date of such termination for such periods of time as provided for in said Sections respectively.
     6.5 Expiration of Agreement.
     (a) If the Company has not made an offer to Executive by March 31, 2011 to extend his employment with the Company under a compensation structure substantially similar to the one provided for in this Agreement, Executive’s employment shall terminate at close of business on June 30, 2011 and his employment shall be treated as having been terminated in accordance with Section 6.3 of this Agreement (relating to Termination by Company Without Cause/ Termination by Executive for Good Reason), and the sole payments and benefits to which he may be entitled shall be governed by said Paragraph. Other than as set forth in this Section 6.5 (a), the Company shall have no further obligations to Executive under this Agreement in the event of a termination of Executive’s employment by the Company due to its expiration under the terms of this Agreement, except as otherwise set forth in subset (b) of this Section 6.5.
     (b) Notwithstanding the foregoing, if Executive’s employment with the Company terminates following Executive’s rejection of an offer by the Company to extend the term of the Agreement or to enter into a new Agreement prior to termination, with Base Compensation, Bonus and long-term incentive cash award target that are not less than Executive’s Base Compensation, Bonus and long-term incentive cash award target as of the date of the termination or if Executive voluntarily resigns, then his employment shall be treated as having been terminated in accordance with Section 6.4 of this Agreement (relating to Voluntary Resignation), and the sole payments to which he may be entitled shall be governed by said Paragraph. In the event of termination of employment as described in any portion of this Section 6.5, Executive agrees to continue to be bound by the covenants set forth herein at Sections 7 through 14 subsequent to the date of such termination for such periods of time as provided for in said Sections respectively.
     6.6 Other Benefits. In the event that Executive’s employment is terminated pursuant to Sections 6.1, 6.2 or 6.4, Executive’s coverage under the Company’s short-term disability plan, shall end on the date of termination of employment; Executive’s coverage under the Company’s long-term disability plan shall end on the date of termination of employment; and Executive’s coverage under the Company’s non-contributory and contributory life, dependent life and accidental death and dismemberment plans shall end on the last day of the month in which termination occurs. In the event that Executive’s employment is terminated pursuant to Section 6.3, the foregoing shall also apply, except that Executive’s coverage under the Company’s contributory life, dependent life and contributory accidental death and dismemberment plans, if any, shall continue through the end of any applicable severance period, upon payment of the applicable premium.
     6.7 Release. Executive acknowledges that the severance benefits set forth in Section 6 hereof provide significant additional benefits as compared to those available to the Company’s employees in general. As a condition precedent to receiving any payments or other benefits pursuant to Section 6 of this Agreement, Executive agrees to sign a full and complete release acceptable to the Company releasing the Company, its subsidiaries and affiliates and their directors, officers and employees of any and all claims, both known and unknown as of the date of Executive’s termination of employment with the Company. In the absence of Executive’s executing such a release in a form satisfactory to the Company, the Company shall have no obligation to Executive to make any payments or provide any other benefits as provided in said Section 6. The Company shall furnish the release to Executive as soon as practical, but in no event more than ten (10) days after the date on which Executive’s employment is terminated. If Executive executes and delivers such release to the Company prior to March 15 of the year following the year in which his employment is terminated (or, if Executive has the right to revoke such release pursuant to the Age Discrimination in Employment Act or any other applicable law, executes and delivers such release at such time that such revocation period will expire prior to such March 15), then all Payments (as defined in Section 6.8) that would otherwise have been paid prior to the date on which the release is executed and delivered shall be paid to Executive in a lump sum, without interest, as soon as practical after such release is delivered (or such revocation period expires), but not later than such March 15. If Executive fails to execute and deliver such release prior to the date set forth in the preceding sentence, then the Company shall have no obligation to pay to Executive any Payments that would otherwise have been payable prior to such March 15.
     6.8 Involuntary Termination Rule. Any term or provision of this Section 6 or elsewhere in the Agreement to the contrary notwithstanding, the following provisions shall apply to any payments to be made to Executive pursuant to Section 6.1 on termination by reason of Permanent Disability, Section 6.3, or Section 6.5(a) (collectively the “Payments”):
(a)	Each Payment to be made on a separate date shall be treated as a separate Payment for purposes of §409A of the Code.

(b)	The aggregate amount of all Payments, if any, payable after March 15 of the year following the year that includes the date of such involuntary termination (the “Termination Date”) but before the date that is six months after the Termination Date (increased by any other amounts of taxable compensation paid to the Executive during such period that would not have been paid but for such termination) shall not exceed two times the lesser of (i) Executive’s Base Compensation on the last day of the year immediately prior to the year that includes the Termination Date or (ii) the limit in effect under §401(a)(17) of the Code during the year that includes the Termination Date, as determined by the Company.

(c)	To the extent the Payments payable during the period described in subparagraph (b) above would otherwise exceed the limit of subparagraph (b), such Payments shall be reduced to the extent necessary to satisfy the requirement of subparagraph (b) as determined by the Company, and the amount by which the Payments are reduced will be paid to Executive in a lump sum, without interest, on the first business day that is six months after the Termination Date as determined by the Company. However, if Executive dies during such period, the limits of subparagraph (b) shall not apply to Payments to the Executive’s beneficiaries or estate.

(d)	If Executive’s termination of employment does not constitute a “separation from service” as defined in §409A of the Code, as determined by the Company, then all Payments that would otherwise be payable after March 15 of the year following the year that includes the Termination Date, and that exceed the limit described in Section 6.8(b), shall be deferred until six months after Executive has incurred a separation from service, as so defined, and all Payments that are so deferred shall be paid in a lump sum, without interest, on the first business day that is at least six months after Executive has incurred a separation from service.
     7. Confidentiality. Executive agrees that while he is employed by the Company, and at all times thereafter, Executive shall not reveal or utilize information, knowledge or data which is confidential as defined in this Agreement and learned during the course of or as a result of his employment which relates to: (a) the Company and/or any other business or entity in which the Company during the course of the Executive’s employment has directly or indirectly held a greater than a 10% equity interest whether voting or non-voting; and (b) the Company’s customers, employees, agents, brokers and vendors. The Executive acknowledges that all such confidential information is commercially valuable and is the property of the Company. Upon the termination of his employment Executive shall return all confidential information and any copies thereof to the Company, whether it exists in written, electronic, computerized or other form.
     8. “Confidential Information” Defined. For purposes of this Agreement “confidential information” includes all information, knowledge or data (whether or not a trade secret or protected by laws pertaining to intellectual property) not generally known outside the Company (unless as a result of a breach of any of the obligations imposed by this Agreement) concerning the business operations, performance and other information of the Company or other entities as described in Section 7 above. Such information may without limitation include information relating to data, finances, marketing, pricing, profit margins, underwriting, claims, loss control, marketing and business plans, renewals, software, processing, vendors, administrators, customers or prospective customers, products, brokers, agents and employees.
     9. Competition. Executive hereby agrees that, while he is employed by the Company, and for a period of 6 months following the date of his termination of employment with the Company for any reason, he will not, directly or indirectly, without the prior written approval of the CEO, enter into any business relationship (either as principal, agent, board member, officer, consultant, stockholder, employee or in any other capacity) with any business or other entity that at any relevant time is engaged in the business of insurance in direct or indirect competition with the Company or any of its affiliates (a “Competitor”); provided, however, that such prohibited activity shall not include the ownership of less than 5% of the outstanding securities of any publicly traded corporation (determined by vote or value) regardless of the business of such corporation. Upon the written request of Executive, the CEO will determine whether a business or other entity constitutes a “Competitor” for purposes of this Section 9; provided that the CEO may require Executive to provide such information as the CEO determines to be necessary to make such determination; and further provided that the current and continuing effectiveness of such determination may be conditioned on the accuracy of such information, and on such other factors as the CEO may determine.
     10. Solicitation. Executive agrees that while he is employed by the Company, and for a period of 24 months following his termination of employment with the Company for any reason, he will not employ, offer to employ, engage as a consultant, or form an association with any person who is then, or who during the preceding one year was, an employee of the Company or any Subsidiary or Affiliate of the Company or any successor or purchaser of any portion thereof, nor will he assist any other person or entity in soliciting for employment or consultation any person who is then, or who during the preceding one year was, an employee of the Company or any Subsidiary or Affiliate of the Company or any successor or purchaser of any portion thereof.
     11. Non-interference. Executive agrees that while he is employed by the Company, and for a period of 24 months following his termination of employment with the Company for any reason, he will not disturb or attempt to disturb any business relationship or agreement between either the Company or any Subsidiary or Affiliate of the Company or any successor or purchaser of any portion thereof, and any other person or entity.
     12. Assistance with Claims. Executive agrees that, while he is employed by the Company, and for a reasonable period (not less than 60 months from the date of termination) thereafter, he will be available, on a reasonable basis, to assist the Company and its subsidiaries and affiliates in the prosecution or defense of any claims, suits, litigation, arbitrations, investigations, or other proceedings, whether pending or threatened (“Claims”) that may be made or threatened by or against the Company or any of its subsidiaries or affiliates. Executive agrees, unless precluded by law, to promptly inform the Company if he is requested (i) to testify or otherwise become involved in connection with any Claim against the Company or any subsidiary or affiliate or (ii) to assist or participate in any investigation (whether governmental or private) of the Company or any subsidiary or affiliate or any of their actions, whether or not a lawsuit has been filed against the Company or any of its subsidiaries or affiliates relating thereto. The Company agrees to provide reasonable compensation to Executive for such assistance provided during such period. Nothing in this Section 12 is intended or shall be construed to prevent Executive from cooperating fully with any government investigation or review as required by applicable law or regulation.
     13. Return of Materials. Executive shall, at any time upon the request of the Company, and in any event upon the termination of his employment with the Company for any reason, immediately return and surrender to the Company all originals and all copies, regardless of medium, of property belonging to the Company created or obtained by Executive as a result of or in the course of or in connection with his employment with the Company regardless of whether such items constitute proprietary information, provided that Executive shall be under no obligation to return written materials acquired from third parties which are generally available to the public. Executive acknowledges that all such materials are, and will remain, the exclusive property of the Company.
     14. Scope of Covenants.
     (a) The Executive acknowledges that: (i) as a senior executive of the Company he has and will have access to confidential information concerning not only the business segments for which he may have been responsible (an outline summary of which appears in the Company’s reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission) but the entire range of businesses in which the Company was engaged; (ii) that the businesses segments for which he may have been responsible and the Company’s businesses are conducted nation-wide; and (iii) that the Company’s confidential information, if disclosed or utilized without its authorization would irreparably harm the Company in: (A) obtaining renewals of existing customers; (B) selling new business; (C) maintaining and establishing existing and new relationships with employees, agents, brokers, vendors; and (D) other ways arising out of the conduct of the businesses in which the Company is engaged.
     (b) To protect such information and such existing and prospective relationships, and for other significant business reasons, the Executive agrees that it is reasonable and necessary that: (i) the scope of this Agreement be national and international; (ii) its breadth include the entire insurance industry; and (iii) the duration of the restrictions upon the Executive be as indicated therein.
     (c) The Executive acknowledges that the Company’s customer, employee and business relationships are long-standing, indeed, near permanent and therefore are of great value to the Company. The Executive agrees that neither any of the provisions in this Agreement nor the Company’s enforcement of it alters or will alter his ability to earn a livelihood for himself and his family and further that both are reasonably necessary to protect the Company’s legitimate business and property interests and relationships, especially those which he was responsible for developing or maintaining. The Executive agrees that his actual or threatened breach of the covenants set forth in Sections 7 through 13 above would cause the Company irreparable harm and that the Company is entitled to an injunction, in addition to whatever other remedies may be available, to restrain such actual or threatened breach. The Executive agrees that if bond is required in order for the Company to obtain such relief, such bond need only be in a nominal amount and that he shall reimburse the Company for all costs of any such suit, including the Company’s reasonable attorneys’ fees. The Executive consents to the filing of any such suit against him in the state or federal courts located in Illinois or any state in which he resides. He further agrees that in the event of such suit or any other action arising out of or relating to this Agreement, the parties shall be bound by and the court shall apply the internal laws of the State of Illinois and irrespective of rules regarding choice of law or conflicts of laws.
     (d) If he has not already done so, Executive agrees to be bound by and to execute the Company’s Confidentiality, Computer Responsibility and Professional Certification Agreement, a copy of which is incorporated by reference herein.
     (e) For purposes of Sections 7 through 14 hereof, the “Company” shall include all subsidiaries and affiliates of the Company and CNAF, as well as the Company.
     15. Effect of Covenants. Nothing in Sections 7 through 14 shall be construed to limit or otherwise adversely affect any rights, remedies or options that the Company would possess in the absence of the provisions of such Sections.

     16. Revision. The parties hereto expressly agree that in the event that any of the provisions, covenants, warranties or agreements in this Agreement are held to be in any respect an unreasonable restriction upon Executive or are otherwise invalid, for whatsoever cause, then the court or arbitrator so holding is hereby authorized to (a) reduce the territory to which said covenant, warranty or agreement pertains, the period of time in which said covenant, warranty or agreement operates or the scope of activity to which said covenant, warranty or agreement pertains or (b) effect any other change to the extent necessary to render any of the restrictions contained in this Agreement enforceable.
     17. Severability. Each of the terms and provisions of this Agreement is to be deemed severable in whole or in part and, if any term or provision of the application thereof in any circumstances should be invalid, illegal or unenforceable, the remaining terms and provisions or the application thereof to circumstances other than those as to which it is held invalid, illegal or unenforceable, shall not be affected thereby and shall remain in full force and effect.
     18. Binding Agreement; Assignment. This Agreement shall be binding upon the parties hereto and their respective heirs, successors, personal representatives and assigns. The Company shall have the right to assign this Agreement to any successor in interest to the business, or any majority part thereof, of the Company or any joint venture or partnership to which the Company is a joint venturer or general partner which conducts substantially all of the Company’s business. Executive shall not assign any of his obligations or duties hereunder and any such attempted assignment shall be null and void.
     19. Controlling Law; Jurisdiction. This Agreement shall be governed by, interpreted and construed according to the laws of the State of Illinois (without regard to choice of law or conflict of laws principles).
     20. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement contains the entire agreement of the parties with regard to the subject matter hereof, supersedes all prior agreements and understandings, written or oral (including without limitation that certain Employment Agreement made as of March 20, 2003 between Executive and CNAF), and may only be amended by an agreement in writing signed by the parties thereto. Any term or provision herein to the contrary notwithstanding, the timing and other conditions of any severance or other payments to be made under this Agreement shall be subject to the requirements of all applicable laws and regulations as interpreted by the Company, whether or not they are in existence or in effect when this Agreement is executed by the parties hereto.
     21. Additional Documents. Each party hereto shall, from time to time, upon request of the other party, execute any additional documents which shall reasonably be required to effectuate the purposes hereof.
     22. Incorporation. The introductory recitals hereof are incorporated in this Agreement and are binding upon the parties hereto.
     23. Failure to Enforce. The failure to enforce any of the provisions of this Agreement shall not be construed as a waiver of such provisions. Further, any express waiver by any party with respect to any breach of any provision hereunder by any other party shall not constitute a waiver of such party’s right to thereafter fully enforce each and every provision of this Agreement.
     24. Survival. Except as otherwise set forth herein, the obligations contained in this Agreement shall survive the termination, for any reason whatsoever, of Executive’s employment with the Company.
     25. Headings. All numbers and headings contained herein are for reference only and are not intended to qualify, limit or otherwise affect the meaning or interpretation of any provision contained herein.
     26. Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice). Such notices, demands, claims and other communications shall be deemed given:
     (a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

     (b) in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; or
     (c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise;
provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received. Communications that are to be delivered by the U.S. mail or by overnight service or two-day delivery service are to be delivered to the addresses set forth below:
If to the Company:

CONTINENTAL CASUALTY COMPANY
CNA Center
Chicago, IL 60604
Attn: Senior Human Resources Officer
If to Executive:

Jonathan D. Kantor
CNA Center
Chicago, IL 60604
or to such other address as either party shall furnish to the other party in writing in accordance with the provisions of this Section 26.
     27. Gender. The masculine, feminine or neuter pronouns used herein shall be interpreted without regard to gender, and the use of the singular or plural shall be deemed to include the other whenever the context so requires.
     28. Arbitration of All Disputes. Any controversy or claim arising out of or relating to this Agreement (or the breach thereof), except as otherwise indicated hereinbelow, shall be settled by final, binding and non-appealable arbitration in Chicago, Illinois by three arbitrators. Except as otherwise expressly provided in this Section 28, the arbitration shall be conducted in accordance with the rules of the American Arbitration Association (the “Association”) then in effect. One of the arbitrators shall be appointed by the Company, one shall be appointed by Executive, and the third shall be appointed by the first two arbitrators. If the first two arbitrators cannot agree on the third arbitrator within 30 days of the appointment of the second arbitrator, then the third arbitrator shall be appointed by the Association. This Section 28 shall not be applicable with respect to any subject matter or controversy relating to Sections 7 through 14 of this Agreement.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.
CONTINENTAL CASUALTY COMPANY

By:	/s/ Thomas Pontarelli

Title:	Executive Vice President
Date:	August 19, 2008

/s/ Jonathan D. Kantor Jonathan D. Kantor	August 19, 2008 Date